FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Relevant Event dated, December 17, 2003, titled “Interim Dividend Payment Announcement.”

ITEM 1
RELEVANT EVENT

INTERIM DIVIDEND PAYMENT ANNOUNCEMENT

The Board of Directors of Repsol YPF, S.A. has adopted the following resolution:

To pay an interim dividend of 2003 results as follows:

—	Gross amount	0.20 Euro per share.

—	Withholding tax (15%)	0.03 Euro per share.(*)

—	Net amount	0.17 Euro per share.

The above dividend will be transferred to the Depository, Bank of New York, on January 15th, 2004. Owners of records of ADSs at the closing of business of January 14th, 2004 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on January 26th, 2004.

(*) Except as provided by treaties to avoid double taxation when applicable.

Madrid, December 17th, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 18, 2003	By:	/s/ Luis Mañas

	Name:	Luis Mañas
	Title:	Chief Financial Officer